BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

As at March 31, 2013 and December 31, 2012

(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

ASSETS
Current assets
Accounts receivable (note 12)	$48,908	$40,792
Deposits and prepaid expenses	7,092	4,136
Commodity contract asset (note 12)	-	7,519
	56,000	52,447
Exploration and evaluation assets (note 3)	40,593	38,177
Property, plant and equipment (note 4)	663,182	589,759
Deferred taxes (note 8)	-	1,038
Total assets	$759,775	$681,421

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$99,488	$50,771
Current portion of finance lease obligation	1,441	1,425
Commodity contract liability (note 12)	9,126	1,131
	110,055	53,327

Commodity contract liability (note 12)	2,999	6,214
Long-term debt (note 5)	150,827	133,047
Convertible debentures	51,105	50,687
Finance lease obligation	12,776	13,131
Decommissioning liabilities	44,497	43,909
Deferred taxes (note 8)	766	-
Total liabilities	373,025	300,315

SHAREHOLDERS’ EQUITY
Shareholders’ capital	371,850	371,576
Equity component of convertible debentures	4,378	4,378
Contributed surplus	38,093	37,284
Deficit	(27,571)	(32,132)
Total shareholders’ equity	386,750	381,106
Total liabilities and shareholders’ equity	$759,775	$681,421

COMMITMENTS (note 11)

SUBSEQUENT EVENT (note 14)

See accompanying notes to the condensed consolidated financial statements.

1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended March 31,

(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

REVENUES
Petroleum and natural gas sales	$64,908	$57,679
Other income	635	512
Royalties	(11,785)	(6,613)
Total revenues	53,758	51,578

Realized gain (loss) on commodity contracts	6,502	(2,945)
Unrealized gain (loss) on commodity contracts	(12,299)	4,868
	47,961	53,501

EXPENSES
Production	15,058	13,306
Transportation	1,445	1,658
General and administrative	3,586	2,761
Share-based compensation (note 6)	1,450	793
Depletion and depreciation (note 4)	17,090	19,462
Loss (gain) on property dispositions and swaps	(250)	759
	38,379	38,739

NET PROFIT BEFORE FINANCE AND TAXES	9,582	14,762

Finance expenses (note 9)	3,217	2,291

NET PROFIT BEFORE TAXES	6,365	12,471

TAXES
Deferred tax expense (note 8)	1,804	3,299

NET PROFIT AND COMPREHENSIVE INCOME	4,561	9,172

Net profit per share (note 10)
Basic	$0.04	$0.09
Diluted	$0.04	$0.08

See accompanying notes to the condensed consolidated financial statements.

2

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the three months ended March 31,

(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

SHAREHOLDERS’ CAPITAL
Common shares
Balance, beginning of period	$371,576	$370,048
Issued on exercise of share options	191	168
Contributed surplus transferred on exercised options	83	47
Balance, end of period	371,850	370,263

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	4,378	4,378

CONTRIBUTED SURPLUS (note 6)
Balance, beginning of period	37,284	33,882
Share-based compensation expense	975	1,178
Adjustment of share-based compensation expense for forfeitures of unvested share options	(83)	(13)
Transfer to share capital for exercised options	(83)	(47)
Balance, end of period	38,093	35,000

DEFICIT
Balance, beginning of period	(32,132)	(59,903)
Net profit	4,561	9,172
Balance, end of period	(27,571)	(50,731)

TOTAL SHAREHOLDERS’ EQUITY	$386,750	$358,910

See accompanying notes to the condensed consolidated financial statements.

3

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,

(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

Cash provided by (used in):

Cash flow from operating activities
Net profit	$4,561	$9,172
Adjustments for:
Depletion and depreciation	17,090	19,462
Finance expenses (note 9)	591	577
Share-based compensation (note 6)	1,450	793
Unrealized (gain) loss on commodity contracts	12,299	(4,868)
Loss (gain) on property dispositions and swaps	(250)	759
Deferred tax expense (note 8)	1,804	3,299
	37,545	29,194
Decommissioning costs incurred	(279)	(177)
Change in non-cash working capital (note 7)	(1,739)	(4,961)
	35,527	24,056

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	191	168
Advances from loans and borrowings	171,030	136,388
Repayment of loans and borrowings	(153,250)	(96,329)
Obligations under finance lease	(339)	(117)
	17,632	40,110
Change in non-cash working capital (note 7)	716	588
	18,348	40,698

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets	(5,692)	(2,948)
Additions to property, plant and equipment	(85,917)	(71,183)
Proceeds on sale of property, plant and equipment	(5)	300
	(91,614)	(73,831)
Change in non-cash working capital (note 7)	37,739	9,077
	(53,875)	(64,754)

Change in cash	-	-

Cash, beginning of period	-	-

Cash, end of period	$-	$-

Cash paid:
Interest	$1,318	$792
Taxes	-	-

See accompanying notes to the condensed consolidated financial statements.

4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production company.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on May 7, 2013. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s 2012 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2012 audited annual financial statements, except as noted below.

b.	Change in accounting policies

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7). The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

c.	Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The condensed consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These condensed consolidated financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2012. The condensed consolidated financial statement note disclosures do not include all of those required by IFRS applicable for annual financial statements. Accordingly, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2012.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2011	$33,089
Additions	17,118
Transfer to oil and natural gas properties	(10,301)
Disposals (1)	(1,729)
Balance, December 31, 2012	38,177
Additions	5,879
Transfer to oil and natural gas properties	(3,463)
Balance, March 31, 2013	$40,593

(1) Disposals include swaps.

5

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2011	$657,315	$2,503	$659,818
Additions	194,442	299	194,741
Transfer from exploration and evaluation assets	10,301	-	10,301
Disposals (1)	(10,950)	-	(10,950)
Balance, December 31, 2012	851,108	2,802	853,910
Additions	86,911	139	87,050
Transfer from exploration and evaluation assets	3,463	-	3,463
Balance, March 31, 2013	$941,482	$2,941	$944,423

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	75,466	254	75,720
Impairment loss	14,760	60	14,820
Disposals (1)	(1,906)	-	(1,906)
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	17,028	62	17,090
Balance, March 31, 2013	$279,598	$1,643	$281,241
(1) Disposals include swaps.

Carrying amounts
At December 31, 2012	$588,538	$1,221	$589,759
At March 31, 2013	$661,884	$1,298	$663,182

Bellatrix has included $456.2 million (2012: $384.2 million) for future development costs and excluded $37.9 million (2012: $35.1 million) for estimated salvage from the depletion calculation for the three months ended March 31, 2013.

For the three months ended March 31, 2013, the Company capitalized $1.2 million (2012: $1.0 million) of general and administrative expenses, and $0.4 million (2012: $0.5 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5.	LONG-TERM DEBT

($000s)	March 31, 2013	December 31, 2012

Operating facility	$15,827	$4,047

Revolving term facility	135,000	129,000

Balance, end of period	$150,827	$133,047

As of March 31, 2013, the Company’s credit facilities consisted of a $25 million demand operating facility provided by a Canadian bank and a $195 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

Effective April 30, 2013, the banking syndicate has approved to increase the borrowing base from $220 million to $255 million through to November 30, 2013. The new credit facilities consist of a $45 million demand operating facility provided by a Canadian bank, and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian institution. The revolving period of the credit facility was extended from June 25, 2013 to June 24, 2014.

6

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

As at March 31, 2013, the Company had outstanding letters of credit totaling $0.8 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at March 31, 2013, the Company had approximately $69.2 million, or 31% of unused and available bank credit under its then existing credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

6.	SHARE-BASED COMPENSATION PLANS

a.	Share Option Plan

During the three months ended March 31, 2013, Bellatrix granted nil (2012: 25,000) share options, and recorded share-based compensation of $0.9 million (2012: $1.2 million) related to its outstanding share options, net of forfeitures of $0.1 million (2012: $0.01 million), of which $0.4 million (2012: $0.5 million) was capitalized to property, plant and equipment. In addition, $0.9 million (2012: $0.1 million) (note 6 b.) was expensed in relation to the Director’s Deferred Share Unit Plan, resulting in total net share-based compensation of $1.4 million recognized as an expense for the first quarter of 2013 (2012: $0.8 million).

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted during the three months ended March 31, 2013.

The weighted average trading price of the common shares on the TSX for the three months ended March 31, 2013 was $5.37 (2012: $5.13).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2012	$3.46	9,420,451
Granted	-	-
Exercised	$3.77	(50,555)
Forfeited and cancelled	$4.19	(76,668)
Balance, March 31, 2013	$3.45	9,293,228

As of March 31, 2013, a total of 10,791,933 share options were reserved, leaving an additional 1,498,705 available for future grants.

7

Share Options Outstanding, March 31, 2013

	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	March, 31 2013	Exercise Price	Contractual Life	March 31, 20131	Exercise Price
$ 0.65 - $ 1.45	680,726	$1.02	1.1	680,726	$1.02
$ 1.46 - $ 1.99	1,177,449	$1.65	1.0	1,177,449	$1.65
$ 2.00 - $ 3.36	1,403,719	$2.41	2.0	970,385	$2.08
$ 3.37 - $ 3.84	1,545,000	$3.42	4.0	84,665	$3.70
$ 3.85 - $ 4.72	2,211,001	$3.95	2.5	1,132,314	$3.90
$ 4.73 - $ 5.50	2,275,333	$5.28	3.3	733,974	$5.26
$ 0.65 - $ 5.50	9,293,228	$3.45	2.6	4,779,513	$2.77

b.	Deferred Share Unit Plan

During the three months ended March 31, 2013, the Company granted 2,164 (2012: 2,627) DSUs, and had 410,688 DSUs outstanding as at March 31, 2013 (2012: 161,853). For the three months ended March 31, 2013, Bellatrix recorded approximately $0.8 million (2012: $0.1 million) of share based compensation expense and had a liability balance of $2.7 million (2012: $0.9 million) relating to the Company’s outstanding DSUs.

7.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended March 31,
($000s)	2013	2012
Changes in non-cash working capital items:
Accounts receivable	$(8,116)	$(1,005)
Deposits and prepaid expenses	(2,956)	(2,270)
Accounts payable and accrued liabilities	47,788	7,979
	$36,716	$4,704
Changes related to:
Operating activities	$(1,739)	$(4,961)
Financing activities	716	588
Investing activities	37,739	9,077
	$36,716	$4,704

8.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at March 31, 2013, Bellatrix had approximately $638 million in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

8

9.	FINANCE INCOME AND EXPENSES

	Three months ended March 31,
($000s)	2013	2012
Finance expense
Interest on long-term debt	$1,982	$1,063
Interest on convertible debentures	644	651

Accretion on convertible debentures	418	388
Accretion on decommissioning liabilities	173	189
	591	577
Finance expense	$3,217	$2,291

10.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the three months ended March 31, 2013 was based on a net profit of $4.6 million (2012: $9.2 million).

	Three months ended March 31,
	2013	2012
Basic common shares outstanding	107,919,329	107,463,313

Dilutive effect of:

Share options outstanding	9,293,228	7,929,247

Shares issuable for convertible debentures	9,821,429	9,821,429

Fully diluted common shares outstanding	127,033,986	125,213,989
Weighted average shares outstanding	107,882,027	107,426,094
Dilutive effect of share options and convertible debentures (1)	2,843,057	11,841,340
Diluted weighted average shares outstanding	110,725,084	119,267,434

(1)	For the three months ended March 31, 2013, a total of 2,843,057 share options were included in the calculation as they were dilutive, and 9,821,429 common shares issuable pursuant to the conversion of the 4.75% Debentures were excluded from the calculation as they were not dilutive.

For the three months ended March 31, 2012, a total of 2,019,911 share options and 9,821,429 common shares issuable pursuant to the conversion of the 4.75% Debentures were included in the calculation as they were dilutive. As a consequence, a total of $0.8 million for interest and accretion expense (net of income tax effect) was added to the numerator.

9

11.	COMMITMENTS

As at March 31, 2013, Bellatrix committed to drill 2 gross (1.17 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $3.8 million.

In addition, Bellatrix entered into two joint operation agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operation Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Agreement Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at March 31, 2013	4	28	10
Remaining estimated total cost ($000s)	$14.0	$98.0	$35.0

12.	FINANCIAL RISK MANAGEMENT

a.	Credit risk

As at March 31, 2013, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	5,828	2,147	7,975
Amounts due from government agencies	560	659	1,219
Revenue and other accruals	33,059	4,985	38,044
Cash call receivables	-	21	21
Plant revenue allocation receivable	-	2,855	2,855
Less: Allowance for doubtful accounts	-	(1,206)	(1,206)
Total accounts receivable	39,447	9,461	48,908
Less:
Accounts payable due to same partners	-	(16)	(16)
Subsequent receipts to April 30, 2013	(18,592)	(170)	(18,762)
	20,855	9,275	30,130

Amounts due from government agencies include GST and royalty adjustments. Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator. The Company has commenced legal action for collection of these amounts. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

10

b.	Liquidity risk

The following are the contractual maturities of liabilities as at March 31, 2013:

Liabilities ($000s)	Total	<1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$99,488	$99,488	$-	$-	$-
Long-term debt – principal (2)	150,827	-	150,827	-	-
Convertible debentures – principal	55,000	-	55,000	-	-
Convertible debentures – interest (3)	5,440	2,613	2,827	-	-
Commodity contract liability	12,125	9,126	2,999	-	-
Decommissioning liabilities (4)	44,497	-	7,452	6,381	30,664
Finance lease obligation	14,217	1,441	3,105	3,074	6,597
Total	$381,594	$112,668	$222,210	$9,455	$37,261

(1) Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.3 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

(3) The 4.75% Debentures outstanding at March 31, 2013 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2014 and 2053).

c.	Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at March 31, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil call option (1)	January 1, 2013 to Dec. 31, 2013	3,000 bbl/d	-	$110.00 US	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$3.095 CDN	$3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO

(1)	Subsequent to period end, this crude oil call option for the May 1, 2013 to December 31, 2013 period was settled for $0.2 million.

13.	FAIR VALUE

The Company’s financial instruments as at March 31, 2013 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

11

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at March 31, 2012 was a net liability of $12.1 million (2012: $0.1 million net asset). The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the 4.75% Debentures of $65.8 million is based on exchange traded values. The 4.75% Debentures are classified as level 1 within the fair value hierarchy.

14.	SUBSEQUENT EVENT

As previously disclosed in the Company’s December 31, 2012 financial statements, in January 2013, Bellatrix entered into a joint venture agreement with a Seoul Korea based company, to accelerate development of Bellatrix’s extensive undeveloped Cardium land holdings in West Central Alberta. In April 2013, the JV Partner requested and has been granted a one-month extension to the closing, which is now anticipated to occur on or before May 31, 2013. This agreement is anticipated to be accounted for as a joint operation under IFRS.

12